UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinhood Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Willow Road

(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lyons   (916) 496 0291

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young, LLP

(Name – *if individual, state last, first, middle name*)

560 Mission St #1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelati _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Robinhood Financial, LLC _____, as
of December 31 _____, 20 19____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Daniel Kelati
Signature

Chief Financial Officer
_____
Title

_____
Notary Public



ERIN A. WARD
MY COMMISSION # GG062498
EXPIRES January 12, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Robinhood Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Financial, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2017.
February 25, 2020

A member firm of Ernst & Young Global Limited

Robinhood Financial, LLC
Table of Contents
December 31, 2019

This report is deemed confidential in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Robinhood Financial, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	44,731,832
Due from affiliated broker-dealer		13,914,796
Accrued interest receivable		1,284,785
Securities owned, at fair value		2,663,459
Prepaid expenses		7,782,595
Other assets		504,811
Total assets	$	70,882,278

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	8,465,861
Accrued selling and promotional expenses		8,189,523
Deferred revenue		954,471
Due to parent		3,882,182
Total liabilities		21,492,037
Commitments and contingencies (Note 6)		—
Member's equity	$	49,390,241
Total liabilities and member's equity	$	70,882,278

The accompanying notes are an integral part of this financial statement.

NOTE 1: NATURE OF BUSINESS AND OWNERSHIP

Robinhood Financial, LLC (the "Company") was organized in the State of Delaware on August 13, 2012. The Company is a wholly owned subsidiary of Robinhood Markets, Inc. (the "Parent"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company, a non-exchange member, is a fully disclosed broker-dealer member and brokers online transactions using its mobile technology in listed equity securities and equity options for retail users. Robinhood Securities, LLC ("RHS"), a subsidiary of the Parent, is the affiliated clearing broker-dealer firm of record. Retail users have electronic access to the Company's trading platform. Transactions are unsolicited; the Company works in an agency capacity and records transactions in securities and trade-related revenue and expenses on the trade date basis.

Under its membership agreement with FINRA, the Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. The Company based its estimates on historical experience, and other assumptions the Company believes to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates and could have a material adverse effect on the Company's financial statement.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with maturities at the time of purchase of three months or less to be cash equivalents. Money market mutual fund investments and money market accounts are included in cash and cash equivalents and are valued at reported net asset value. The fair value for instruments held with less than three months to maturity is deemed to be their carrying value.

Due from affiliated broker-dealer

Due from affiliated broker-dealer represents receivables from RHS primarily related to transaction based revenue, interest revenue on users' uninvested cash balances and subscription revenue, net of payables to RHS primarily related to indemnification for unsecured user receivables, interest expense on users' margin balances and clearing fees for clearing services provided by RHS.

Securities owned, at fair value

The Company owns an inventory of stocks to be used as promotional rewards for users and new users they refer that open a new account. These securities owned are recorded at their fair value.

Prepaid expenses

The Company classifies prepayments made under contracts as prepaid expenses and expenses them over contract terms. These prepaid expenses include items such as insurance, regulatory fees, web services, data feeds, research and software subscriptions. The total also includes the unamortized portion of the extension fee paid to Apex Clearing Corporation ("Apex") to amend its clearing agreement, which will be fully amortized by December 2020.

Income taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of the Company's income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in this financial statement. No formal tax-sharing arrangement exists between the Company and its Parent and the Company has no obligation to fund any tax liability of the Parent with its earnings.

NOTE 3: RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements Not Yet Adopted

Credit loss on financial instruments

In June 2016, the FASB issued authoritative guidance regarding *Financial Instruments - Credit Losses* and has subsequently modified several areas of the standard to provide additional clarity and improvements. The new standard requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonably and supportable forecasts, which all result in recognition of lifetime expected credit losses. The Company is evaluating the impact of adopting the new standard to its financial statement and does not expect a material impact.

NOTE 4: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

Accounts payable	$	2,263,781
Accrued legal expenses		2,035,858
Accrued market data expenses		1,558,308
Other accrued expenses		2,607,914
Total	$	8,465,861

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent and pursuant to the agreement, the Company reimburses the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on behalf of the Company and cash settles monthly with allocated expenses. At December 31, 2019, the balance due to the Parent was $3,882,182. During the year ended December 31, 2019, the Parent contributed $49,370,553 in capital to the Company; $40,000,000 in cash contributions and by converting $9,370,553 of payables into a capital contribution.

The Company has a revolving, committed and unsecured credit line for $25,000,000 with the Parent. Interest on this line of credit is based on the effective federal rate as determined by Internal Revenue Service. The credit line has no maturity date and remains in effect until terminated by either party. There were no outstanding borrowings against the line of credit at December 31, 2019.

Pursuant to the clearing agreement with RHS, the Company introduces its users to RHS on a fully disclosed basis and utilizes it to clear and facilitate trades. As of December 31, 2019, Due from affiliated broker-dealer in the Statement of Financial Condition consists of cash held at the Company's proprietary account at RHS of $2,211,686 and the balance due from RHS of $11,703,110.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company maintains cash in bank accounts at financial institutions that exceed federally insured limits. Money market funds are not FDIC insured. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of December 31, 2019, the Company has not recorded any loss contingencies on its Statement of Financial Condition.

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in an active market at the measurement date; that is, an exit price.

Valuation Hierarchy

The authoritative guidance for fair value measurement establishes a fair value hierarchy that priorities the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priorities to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 Inputs: unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

Level 2 Inputs: inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in an active market, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities

Level 3 Inputs: unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets or liabilities

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Determination of Fair Value

The Company uses the market approach to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The fair value of securities owned, all of which are equity securities, is based on quoted prices in active markets. Securities owned are classified as Level 1.

Securities that were awarded to our users as a part of the Company's promotional referral program but not claimed as of December 31, 2019 are measured at fair value. As of December 31, 2019, the Company had $302,661 in liabilities related to equity securities that are classified as Level 1 but not yet claimed, which is included as accrued selling and promotional expenses in the Statement of Financial Condition.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued and no subsequent events requiring disclosure were noted.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit balances arising from customer transactions, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. Net capital and aggregate debit balances change day to day, but on December 31, 2019, the Company had net capital of $38,682,551 which was $38,432,551 in excess of its required net capital of $250,000 and 38,382,551 in excess of the minimum net capital requirement.